Exhibit 99.3

Consolidated Capitalization of Bank of Montreal

The following table sets forth the consolidated capitalization of the Bank as at July 31, 2012.

As at
(in millions of Canadian dollars)	July 31, 2012

Subordinated Debt	4,107

Capital Trust Securities (1)
BMO Tier 1 Notes-Series A	450

Total Equity
Preferred Shares (2)	2,465
Common Shares	11,748
Contributed Surplus	216
Retained Earnings	12,977
Accumulated Other Comprehensive Income	568

Total Shareholders’ Equity	27,974

Non-controlling Interest in Subsidiaries	1,422

Total Equity	29,396

Total Capitalization	33,953

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.
(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.